Mitsubishi Corporation
2-6-3 Marunouchi, Chiyoda-ku, Tokyo, JAPAN 100-8086
Investor Relations Office
Phone: +81-3-3210-8594 Fax:+81-3-3210-8583
E-mail: ml.mcir@mitsubishicorp.com

RECEIVED
2006 APR 14 A 11: 14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

April 11, 2006
Our ref. No. PI 058

The U.S. Securities and Exchang
450 Fifth Street, N.W.
Room 3099
Office of International Corporat
Mail Stop 3-7
Washington, D.C. 20549

06012546

SUPPL

Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

・Mitsubishi Corporation to Acquire Isuzu Motors Common Stock

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

Yours sincerely,

Eiji Oshima
Senior Vice President,
Investor Relations

PROCESSED
APR 17 2006
THOMSON
FINANCIAL

Translation of report filed with the Tokyo Stock Exchange on April 11, 2006

Mitsubishi Corporation to Acquire Isuzu Motors Common Stock

Mitsubishi Corporation has decided to acquire 40 million shares of Isuzu Motors common stock from General Motors Corporation (GM). Details are as follows.

(Details of the Share Acquisition)
Isuzu Motors Limited Common Stock
Total number of shares to be acquired: 40 million shares
Total cost: Approx.16 billion yen
Mitsubishi Corporation's holdings in Isuzu Motors after the acquisition:
  Common Stock: 42.4 million shares (Shareholding: 3.7%)
  Class I Preferred Stock: 11.75 million shares

(Reason for Share Acquisition)
Upon GM's decision on selling the Isuzu shares and Isuzu's coordination thereafter, Mitsubishi Corporation has determined to acquire Isuzu Motors common stock from GM in the belief that this action would be of our benefit in stabilizing the Isuzu Motors' business operations.

Mitsubishi Corporation pursues expansion of Isuzu's products sales as a business partner.

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